JM

Johnson Matthey

05010922

August 31, 2005

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED
7004 2890 0002 4355 9208

SUPPL

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20546

SEC MAIL PROCESSING RECEIVED SEP 2005 WASH, D.C. 185 SECTION

Re: Johnson Matthey PLC - File No. 82-2272

Dear Sirs:

Pursuant to Johnson Matthey PLC's undertaking to furnish the Securities Exchange Commission with certain information described in its request for exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, as more fully set forth in its letter of 28th September 1988, Johnson Matthey hereby submits the following:

1.	**Notification of Transactions of Directors/Persons**	**01 Aug 2005**
2.	**Notification of Transactions of Directors/Persons**	**15 Aug 2005**
3.	**Notification of Transactions of Directors/Persons**	**19 Aug 2005**
4.	**Notification of Transactions of Directors/Persons**	**18 Aug 2005**
5.	**Notification of Transactions of Directors/Persons**	**19 Aug 2005**
6.	**Notification of Transactions of Directors/Persons**	**Aug 01 2005**
7.	**Notification of Major Interest in Shares**	**01 Aug 2005**
8.	**Notification of Major Interest in Shares**	**08 Aug 2005**

The Company understands that pursuant to Rule 12g3-2(b) the information furnished hereby, is not deemed to be "filed" with the Commission and that the furnishing of such information does not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions concerning the foregoing, please contact me at the address and telephone number indicated on this letter.

PROCESSED
SEP 08 2005
THOMSON FINANCIAL

Very truly yours,

Robert M. Talley
Vice President & General Counsel

Enclosures
cc: S. A. Farrant (w/o encl.)

dlw 9/7

NORTH AMERICAN CORPORATE
Suite 600, 435 Devon Park Drive, Wayne PA 19087-1998 TEL: (610) 971-3000, FAX: (610) 971-3022

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

   Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4(R)(1)(a); or (ii) DR 3.1.4 (R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985 or (iii) both (i) and (ii):

   L C Pentz – (iii)

   F K Sheffy – (i)

3. Name of person discharging managerial responsibilities/director:

   L C Pentz

   F K Sheffy

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

   No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

   In respect of persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

   Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

   T Rowe Price Trust as the Trustee of the Johnson Matthey Salaried Employees Savings Investment Plan

8. State the nature of the transaction:

   Regular purchase of shares by the Trustee of the Johnson Matthey Salaried Employees Savings Investment Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

   L C Pentz 56

   F K Sheffy 23

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£11.06

14. Date and place of transaction:

29 July 2005, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

L C Pentz 11,207

16. Date issuer informed of transaction:

1 August 2005

17. Date of grant:

18. Period during which or date on which it can be exercised:

19. Total amount paid (if any) for grant of the option:

20. Description of shares or debentures involved (class and number):

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

22. Total number of shares or debentures over which options held following notification:

23. Any additional information:

24. Name of contact and telephone for queries:

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification

1 August 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

   Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4(R)(1)(a); or (ii) DR 3.1.4 (R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985 or (iii) both (i) and (ii):

   N A P Carson – (iii)
   L C Pentz – (iii)
   F K Sheffy – (i)

3. Name of person discharging managerial responsibilities/director:

   N A P Carson
   L C Pentz
   F K Sheffy

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

   No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

   In respect of persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

   Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

   T Rowe Price Trust as the Trustee of the Johnson Matthey Salaried Employees Savings Investment Plan

8. State the nature of the transaction:

   Dividend reinvestment by the Trustee of the Johnson Matthey Salaried Employees Savings Investment Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

N A P Carson	7
L C Pentz	103
F K Sheffy	38

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£11.16

14. Date and place of transaction:

2 August 2005, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N A P Carson	50,641
L C Pentz	11,310

16. Date issuer informed of transaction:

15 August 2005

17. Date of grant:

18. Period during which or date on which it can be exercised:

19. Total amount paid (if any) for grant of the option:

20. Description of shares or debentures involved (class and number):

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

22. Total number of shares or debentures over which options held following notification:

23. Any additional information:

24. Name of contact and telephone for queries:

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification

15 August 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4(R)(1)(a); or (ii) DR 3.1.4 (R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985 or (iii) both (i) and (ii):

L C Pentz . (iii)

F K Sheffy . (i)

3. Name of person discharging managerial responsibilities/director:

L C Pentz

F K Sheffy

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

In respect of persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

T Rowe Price Trust as the Trustee of the Johnson Matthey Salaried Employees Savings Investment Plan

8. State the nature of the transaction:

Regular purchase of shares by the Trustee of the Johnson Matthey Salaried Employees Savings Investment Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

L C Pentz	13
F K Sheffy	22

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£11.26

14. Date and place of transaction:

15 August 2005, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

L C Pentz 11,323

16. Date issuer informed of transaction:

19 August 2005

17. Date of grant:

18. Period during which or date on which it can be exercised:

19. Total amount paid (if any) for grant of the option:

20. Description of shares or debentures involved (class and number):

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

22. Total number of shares or debentures over which options held following notification:

23. Any additional information:

24. Name of contact and telephone for queries:

Angela Purtill, Assistant Company Secretary

020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification

19 August 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4(R)(1)(a); or (ii) DR 3.1.4 (R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985 or (iii) both (i) and (ii):

N A P Carson	(iii)
P N Hawker	(iii)
D W Morgan	(iii)
W F Sandford	(i)
J N Sheldrick	(iii)
I F Stephenson	(i)

3. Name of person discharging managerial responsibilities/director:

N A P Carson

P N Hawker

D W Morgan

W F Sandford

J N Sheldrick

I F Stephenson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

In respect of persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

Mourant ECS Trustees Limited

8. State the nature of the transaction:

Monthly acquisition of shares and, where applicable, dividend reinvestment via the Johnson Matthey Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

N A P Carson	60

P N Hawker	60
D W Morgan	33
W F Sandford	33
J N Sheldrick	33
I F Stephenson	60

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£11.22

14. Date and place of transaction:

17 August 2005, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N A P Carson	50,701
P N Hawker	7,754
D W Morgan	36,056
J N Sheldrick	53,090

16. Date issuer informed of transaction:

18 August 2005

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary

020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification

18 August 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4(R)(1)(a); or (ii) DR 3.1.4 (R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985 or (iii) both (i) and (ii):

(iii)

3. Name of person discharging managerial responsibilities/director:

A M Thomson

8. State the nature of the transaction:

Dividend Reinvestment . purchase of shares

9. Number of shares, debentures or financial instruments relating to shares acquired:

A M Thomson 36

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£11.02

14. Date and place of transaction:

2 August 2005, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

A M Thomson	2,152

16. Date issuer informed of transaction:

19 August 2005

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the cption:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary

020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification

19 August 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4(R)(1)(a); or (ii) DR 3.1.4 (R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985 or (iii) both (i) and (ii):

N A P Carson	(iii)
P N Hawker	(iii)
D W Morgan	(iii)
L C Pentz	(iii)
J N Sheldrick	(iii)

W F Sandford	(i)
F K Sheffy	(i)
I F Stephenson	(i)

3. Name of person discharging managerial responsibilities /director:

N A P Carson

P N Hawker

D W Morgan

L C Pentz

J N Sheldrick

W F Sandford

F K Sheffy

I F Stephenson

8. State the nature of the transaction:

Allocation of shares under the Johnson Matthey Long Term Incentive Plan (LTIP)

9. Number of shares, debentures or financial instruments relating to shares acquired:

N A P Carson	68,578
P N Hawker	26,932
D W Morgan	27,930
L C Pentz	26,932
J N Sheldrick	37,406
W F Sandford	15,960
F K Sheffy	12,771
I F Stephenson	15,561

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

0.11%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£10.025

14. Date and place of transaction:

London, 1 August 2005

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

	Allocations under Johnson Matthey LTIP
N A P Carson	165,787
P N Hawker	73,003
D W Morgan	84,775
L C Pentz	72,783
J N Sheldrick	113,540

16. Date issuer informed of transaction:

1 August 2005

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary

020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification

1 August 2005

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of listed company:

Johnson Matthey PLC

2. Name of shareholder with a major interest:

Barclays PLC

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

In respect of the shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

Investors Bank and Trust Co.	1,992,539
JP Morgan (BGI Custody) a/c 16331	69,196
JP Morgan (BGI Custody) a/c 16338	12,964
JP Morgan (BGI Custody) a/c 16341	120,704
JP Morgan (BGI Custody) a/c 16342	26,428
JP Morgan (BGI Custody) a/c 16400	2,365,308
JP Morgan (BGI Custody) a/c 18408	9,050
JP Morgan Chase Bank	317,318
Mellon Trust Boston & SF	29,962
Mitsubishi Trust International	1,442
R C Greig Nominees Limited a/c RC1	1,088,314
R C Greig Nominees Limited a/c AK1	393,420

R C Greig Nominees Limited a/c BL1	95,641
R C Greig Nominees Limited a/c CM1	56,204
R C Greig Nominees Limited a/c GP1	114,522
R C Greig Nominees Limited a/c SA1	88,687
Reflex Nominees Limited	4,260
State Street	3,734
State Street Boston	160,281
Zeban Nominees Limited	534,980

5. Number of shares/amount of stock acquired:

Not known

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage):

Not known

7. Number of shares/amount of stock disposed:

N/A

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage):

N/A

9. Class of security:

Ordinary Shares of £1 each

10. Date of transaction:

Not known

11. Date listed company informed:

1 August 2005

12. Total holding following this notification:

7,863,582

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage):

3.58%

14. Any additional information:

N/A

15. Name of contact and telephone number for queries:

Angela Purtill 020 7269 8461

16. Name and signature of duly authorised officer of the listed company responsible for making this notification:

Angela Purtill

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of listed company:

Johnson Matthey PLC

2. Name of shareholder with a major interest:

Zurich Financial Services

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

In respect of the shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

BNY (OCS) Nominees Ltd a/c 219064	232,814
Littledown Nominees Ltd a/c 07199	42,473
Littledown Nominees Ltd a/c 07207	807,807
Littledown Nominees Ltd a/c 02642	287,164
Littledown Nominees Ltd a/c 21688	418,345
Littledown Nominees Ltd a/c 07205	438,099
Littledown Nominees Ltd a/c 02891	4,411,360

5. Number of shares/amount of stock acquired:

Not known

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage):

Not known

7. Number of shares/amount of stock disposed:

N/A

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage):

N/A

9. Class of security:

Ordinary Shares of £1 each

10. Date of transaction:

Not known

11. Date listed company informed:

5 August 2005

12. Total holding following this notification:

6,638,062

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage):

3.02%

14. Any additional information:

N/A

15. Name of contact and telephone number for queries:

Angela Purtill 020 7269 8461

16. Name and signature of duly authorised officer of the listed company responsible for making this notification:

Angela Purtill

8 August 2005